SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), and (d) AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2
(Amendment No. 21)*

INTERFACE, INC.
______________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK ($0.10 PAR VALUE)
_______________________________________________________
(Title of Class of Securities)

458665106
________________________________________________________
(CUSIP Number)

12/31/2010
_______________________________________________________
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X ]	Rule 13d-1(d)
_________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 458665106
---------------------------

1.             NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ray C. Anderson

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           ☐
(b)           x

3.             SEC USE ONLY

4.             CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.             SOLE VOTING POWER

3,545,520

6.             SHARED VOTING POWER

None

7.             SOLE DISPOSITIVE POWER

3,545,520

8.             SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,563,520

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    ☐

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.9%

12.           TYPE OF REPORTING PERSON*

IN
___________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
Information Statement Pursuant to Rules 13d-1 and 13d-2
(Amendment No. 21)

Item 1 (a)               NAME OF ISSUER:
Interface, Inc.

Item 1 (b)               ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia  30339

Item 2 (a)                NAME OF PERSON FILING:
Ray C. Anderson

Item 2 (b)               ADDRESS OF PRINCIPAL BUSINESS OFFICE:
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia  30339

Item 2 (c)                CITIZENSHIP:
United States of America

Item 2 (d)               TITLE OF CLASS OF SECURITIES:
Class A Common Stock ($0.10 Par Value)

Item 2 (e)                CUSIP NUMBER:
458665106

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

Item 4 (a)                AMOUNT BENEFICIALLY OWNED:
As of December 31, 2010, I was the beneficial owner of 3,563,520 shares of Class A Common Stock for the purpose of Section 13(g) of the Securities Exchange Act of 1934 by virtue of Rule 13d-3.  This ownership consisted of (i) 3,523,952 shares of Class B Common Stock (which are convertible on a one-for-one basis into shares of Class A Common Stock) owned directly by me; (ii) 18,000 shares of Class A Common Stock held by my wife (as to which I disclaim beneficial ownership); and (iii) 21,568 shares of Class B Common Stock held by me through the Company’s Savings and Investment Plan.

Item 4 (b)               PERCENT OF CLASS:

If all of the Class B Common Stock I beneficially owned as of December 31, 2010 were converted into Class A Common Stock, then as of December 31, 2010, I beneficially owned 5.9% of the outstanding Class A Common Stock, computed in accordance with Rule 13d-3.

Item 4 (c)               NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

(i)             Sole power to vote or to direct the vote: 3,545,520

(ii)            Shared power to vote or to direct the vote:  None

(iii)           Sole power to dispose or to direct the disposition of: 3,545,520

(iv)           Shared power to dispose or to direct the disposition of:  None

Item 5                      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not Applicable

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable

Item 9                      NOTICE OF DISSOLUTION OF GROUP:
Not Applicable

Item 10                   CERTIFICATIONS:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ray C. Anderson
Ray C. Anderson

Dated: February 8, 2011